Exhibit 99.1

News Release

Stantec announces fourth quarter and full year 2018 results and dividend increase

EDMONTON, AB; NEW YORK, NY (February 28, 2019) TSX, NYSE:STN

Stantec today announced its financial results for the quarter and year ended December 31, 2018. “For Stantec, 2018 was a year of transition as we returned to our core business as a pure-play design consulting firm,” said Gord Johnston, Stantec’s president and chief executive officer. “Consulting Services’ strong financial performance achieved the 2018 targets we established at the start of the year, demonstrating our commitment and ability to deliver continued organic growth, achieve disciplined growth through our proven acquisition strategy, and operate effectively.”

In 2018, Stantec achieved a key element of its strategic objectives with the divestiture of its Construction Services business. Operating results for Construction Services, as well as the financial impact of the divestiture and associated obligations, are classified as discontinued operations. Accordingly, results previously reported for the first three quarters of 2018 and for 2017 have been restated as required by accounting standards related to the treatment of discontinued operations.

Full Year 2018 Highlights

•	Stantec met all its financial targets for Consulting Services in 2018.

•

Adjusted net income from continuing operations reached $206.6 million, or $1.82 on a diluted per share basis, increasing by 5.0% and 5.8% respectively when compared to 2017. This reflects solid net revenue growth from Stantec’s core Consulting Services business.

•

Excluding the required reclassification of certain corporate cost allocations that resulted from presenting Construction Services as a discontinued operation, Stantec’s core Consulting Services business would have reported 2018 adjusted net income of $215.5 million or $1.89 on a per share basis.

•	Net revenue from continuing operations grew by 5.7% in 2018, with increases across all geographies.

•	Organic net revenue growth from continuing operations increased 3.3% when compared to 2017. The Company capped off the year with organic net revenue growth in every quarter of 2018.

•	Net revenue from acquisitions grew by 2.6% in continuing operations, supported by the completion of seven strategic acquisitions in 2018 and three in 2017.

•

Administrative and marketing expenses as a percentage of net revenue from continuing operations decreased from 44.4% in 2017 to 42.9% in 2018 (42.3% excluding unusual or non-recurring items), a result of Stantec’s efforts to improve utilization and operational efficiencies.

•	Adjusted EBITDA increased 11.1% compared to 2017, representing 11.7% of 2018 net revenue from continuing operations.

•

Net income was $47.4 million, or $0.42 on a diluted per share basis, decreasing by 51.1% and 50.6% respectively when compared to 2017. This is a result of losses of $123.9 million, or $1.09 on a diluted per share basis, from discontinued operations, as well as several unusual, non-recurring expenses.

•	On November 2, 2018, Stantec divested Construction Services.

•	The Company continued to build solid contract backlog of $4.2 billion at December 31, 2018, representing 11.7 months of work.

•	On February 27, 2019, Stantec’s Board of Directors declared a dividend of $0.145 per share, an increase of 5.5% from last year, payable on April 15, 2019, to shareholders of record on March 29, 2019.

Q4 18 Highlights

•

Adjusted net income from continuing operations was $45.5 million, or $0.40 on a diluted per share basis, increasing 14.6% and 14.3% respectively, compared to Q4 17. This reflects solid financial performance from Stantec’s core Consulting Services business.

•	Net revenue from continuing operations increased 11.4% in Q4 18 compared to Q4 17, supported by organic and acquisition growth.

•

Organic net revenue from continuing operations increased 3.5% in Q4 18 compared to Q4 17, with growth in all regional segments and business operating units, with the exception of Buildings, which was neutral relative to Q4 17.

•	Acquisition net revenue from continuing operations grew 6.0% in Q4 18 compared to Q4 17.

•

Administrative and marketing expenses as a percentage of net revenue from continuing operations decreased from 46.8% in Q4 17 to 45.8% in Q4 18 (43.7% excluding unusual or non-recurring items) due to improved utilization, operational efficiencies, and reduced share-based compensation charges.

•	Adjusted EBITDA grew 26.0% compared to Q4 17, representing 10.1% of Q4 18 net revenue from continuing operations.

•	Net loss of $11.0 million, or $0.10 on a diluted per share basis, reflecting the impact of losses incurred from Construction Services and several unusual, non-recurring expenses.

Financial Summary (1)

	Year Ended December 31		Quarter Ended December 31

	2018	2017	2018	2017
(In millions of Canadian dollars, except per share amounts)	$	$	$	$

Gross revenue(2)	4,283.8	4,028.7	1,083.9	977.4
Net revenue(2)	3,355.2	3,173.8	835.6	749.9
EBITDA from continuing operations(3)	370.1	414.6	61.2	73.5
Net income from continuing operations	171.3	97.0	21.2	15.6
Net loss from discontinued operations	(123.9)	-	(32.2)	(4.4)
Net income (loss)	47.4	97.0	(11.0)	11.2

Basic and diluted earnings (loss) per share
Continuing operations	1.51	0.85	0.19	0.14
Discontinued operations	(1.09)	-	(0.29)	(0.04)
Total basic and diluted earnings (loss) per share (EPS)	0.42	0.85	(0.10)	0.10
Dividends declared per common share	0.55	0.50	0.1375	0.1250

Continuing operations
Adjusted EBITDA(3)	392.5	353.3	84.2	66.8
Adjusted net income(3)	206.6	196.7	45.5	39.7
Adjusted EPS – basic(3)	1.82	1.73	0.40	0.35
Adjusted EPS – diluted(3)	1.82	1.72	0.40	0.35

(1)   Financial results for 2018 and 2017, including results previously reported for the first three quarters of 2018, have been restated to reflect the impact of accounting for Construction Services as discontinued operations and a refined definition of adjusted EBITDA and adjusted net income from continuing operations. These changes are more fully described on page M-3 of Stantec’s 2018 Annual Report. A reconciliation of quarterly adjusted net income and adjusted diluted earnings per share for continuing operations to previously reported resuts for Consulting Services is included in this news release. Construction Services operations are presented as discontinued operations.

(2)   Gross and net revenue were accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

(3)   EBITDA, adjusted EBITDA, adjusted net income, and adjusted basic and diluted earnings per share are non-IFRS measures (discussed in the Definitions section of Stantec’s 2018 Annual Report).

Sustained Organic Growth Across Continuing Operations

Stantec achieved organic net revenue growth in every regional operating unit in each quarter of 2018, culminating in a 3.3% organic net revenue increase when compared to 2017. With a 5.0% increase in adjusted net income—from $196.7 million in 2017 to $206.6 million in 2018—the Company’s focus on organic growth, accelerated pace of strategic acquisitions, and efficient cost structure have proved successful.

In Canada, gross revenue increased 7.1% and net revenue increased 5.9% in 2018 due to organic revenue and acquisition growth. Organic gross revenue grew 5.0%, and organic net revenue grew 3.7% propelled by strong performance in the Power and Oil & Gas sectors. The Water business also achieved strong growth, driven by large projects in western Canada. In eastern Canada, the Community Development sector experienced organic revenue growth, offsetting a decline in the western provinces. Though Environmental Services retracted year over year, that business grew organically in Q4 18, and new opportunities continue to emerge in midstream oil and gas. Buildings and Transportation saw retractions year over year due to major projects nearing completion and a slowdown in public spending, respectively.

In the United States, gross revenue increased 4.9% and net revenue increased 3.5% in 2018. Organic gross revenue grew 3.6%, and organic net revenue grew 2.5%, highlighted by organic growth in all business operating units and sectors except Buildings, which was impacted by several large projects nearing completion and project execution issues. Stantec continued to capitalize on and build presence for its Environmental Services business, resulting in organic growth in several sectors. The Mining, Oil & Gas, and WaterPower & Dams sectors within the Energy & Resources business experienced organic growth buoyed by improving commodity prices. Expansion in the California and Texas markets spurred growth in the Water business, though it was offset by the impact of the Innovyze sale in Q2 17. Growth in the Community Development sector was offset by competitive pricing pressure and higher subconsultant costs.

Global operations led growth with gross and net revenue increasing by 10.2% and 14.3%, respectively. This can be attributed to organic gross and net revenue growth of 1.8% and 5.4%, acquisition growth, and fluctuations in foreign exchange. Net revenue growth in the Global Water business was driven by new projects in Australia and New Zealand. Strong mining markets drove increased work volume in Latin America. And two new projects in Qatar and the United Arab Emirates contributed to growth in the Buildings business. Organic gross revenue retracted in Environmental Services due to decreased volume on a large project in Europe, and growth in WaterPower & Dams was partly offset by the winding down of certain large projects in Stantec’s export business.

Discontinued Operations

In 2018, Stantec initiated a strategic review of its Construction Services operations, which culminated with the sale of this business on November 2, 2018. As a part of the sale, Stantec agreed to retain responsibility for the defined benefit pension plan related to Construction Services and the obligations related to an ongoing UK-based waste-to-energy project.

Discontinued operations include the revenue and expenses for Construction Services operations including results up to the sales date of November 2, 2018. Also included are project losses recorded in Q4 18 associated with the remaining UK waste-to-energy project. The provisions recorded represent the Company’s best estimate of costs expected on the project.

The sale of Construction Services resulted in a non-cash goodwill impairment charge of $53.0 million recorded in Q3 18 since the carrying amount of the Construction Services disposal group exceeded the estimated net proceeds on sale. Gross proceeds less estimated working capital adjustments and transaction costs resulted in a gain on sale of $1.5 million recorded in Q4 18. The Company is in the process of reviewing closing financial statements with the purchaser.

An income tax recovery was recognized on the operating activities because of the loss position from operating activities. A tax charge of $13.8 million was recognized on the sale of Construction Services, because the tax basis of the net investment in the US Construction Services business is lower than the carrying amount, which resulted in a taxable gain. As well, the UK tax rate on intangible assets was adjusted downward to reflect the sale.

Net loss from discontinued operations	For the year ended December 31
	2018	2017
	$	$
Revenue	884.4	1,111.4
Expenses	(953.8)	(1,111.4)
Impairment of goodwill	(53.0)	-
Loss from operating activities before income taxes	(122.4)	-
Income taxes on operating activities	10.8	-
Loss from operating activities, net of income taxes	(111.6)	-
Gain on disposal of discontinued operations before income taxes	1.5	-
Income taxes on disposal of discontinued operations	(13.8)	-
Loss on disposal of discontinued operations, net of income taxes	(12.3)	-
Net loss from discontinued operations	(123.9)	-

Significant Project Wins Strengthen Backlog

Stantec continues to build its contract backlog, which, at December 31, 2018, amounted to $4.2 billion. This represents approximately 11.7 months of work.

Major projects awarded in 2018 in Canada include providing the engineering and technical support services for the Core Area Wastewater Treatment Program in Victoria, British Columbia. In addition, as part of the Consortium Groupe NouvLR, Stantec was awarded the design engineering work for the Réseau express métropolitain, Montreal’s light rail transit network.

In the United States, Stantec was appointed lead engineer for the design-build commuter rail expansion for Long Island Rail Road in Nassau County, New York. The Company was also selected as lead designer for the Red and Purple Modernization Program, a Chicago Transit project.

In Global operations, major contract awards included delivering the concept design for raising the Warragamba Dam west of Sydney, Australia, and providing project preparation and technical supervision services for the high-voltage transmission and substation activities for a large power project in Nepal. Significant Water projects awarded included a five-year contract extension with Ashghal, Qatar’s public works authority, to implement annual improvement plans, and being appointed sole strategic planning partner for Yorkshire Water’s AMP 7 contract.

2019 Outlook and Targets

“With the sale of Construction Services largely behind us, we’ve stepped into 2019 determined to continue to deliver shareholder value while providing solutions to support the success of our clients,” commented Gord Johnston. “We’ve worked hard to build a design practice that is diversified both by geography and business line, providing a stable base against potential volatility in any one region or sector. Our backlog is strong, and we are positioned to continue winning impactful work that will grow earnings.”

Stantec expects that in 2019, it will achieve organic net revenue growth in the low- to mid-single digits, in line with global GDP growth. The Company remains committed to its established financial targets for gross margin, administrative and marketing expenses, and EBITDA as percentages of net revenue and has added a target for net income as a percentage of net revenue.

Measure - Consulting Services	2019 Target Range
Gross margin as % of net revenue	53% to 55%
Administrative and marketing expenses as % of net revenue	41% to 43%
EBITDA as % of net revenue (note)	11% to 13%
Net income as % of net revenue	At or above 5%

  note: EBITDA is a non-IFRS measure (discussed in the Definitions section of Stantec’s 2018 Annual Report).

A full discussion of the Company’s 2019 outlook and targets is available in its 2018 Annual Report.

Dividend

On February 27, 2019, Stantec’s Board of Directors declared a dividend of $0.145 per share, an increase of 5.5% from last year, payable on April 15, 2019, to shareholders of record on March 29, 2019.

Conference Call and Annual General Meeting

On Thursday, February 28, 2019, at 7:00 AM MST (9:00 AM EST), Stantec’s fourth quarter and year end 2018 conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of stantec.com. Those wishing to listen to the call can phone toll-free at 1-800-667-5617 (Canada and United States) or 1-647-490-5367 (international). Please provide confirmation code 2573108 when prompted.

Stantec’s Annual General Meeting of Shareholders will be held on Friday, May 10, 2019, at 10:30 AM MDT (12:30 PM EDT) at Stantec Tower, 400-10220 103 Avenue NW, Edmonton, Alberta, Canada.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Stantec’s EBITDA, adjusted EBITDA, adjusted net income, and adjusted basic and diluted earnings per share are non-IFRS measures. For a definition and explanation of non-IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2018 Annual Report.

Certain statements contained in this news release constitute forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements relating to Stantec’s 2019 outlook, the Company’s stability against market volatility, expected organic net revenue and GDP growth, and the Company’s ability to meet financial targets. Forward-looking statements also include any other statements that do not refer to historical facts. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.

We caution readers of this news release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of economic downturn, decreased infrastructure spending levels, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company.

For more information about how other material risk factors could affect our results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements section in our 2018 Annual Report. You may access our annual report online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedar.com or Stantec’s website, stantec.com. You may obtain a hard copy of the 2018 Annual Report free of charge from our investor contact noted below.

Investor Contact	Media Contact
Cora Klein	Stephanie Smith
Stantec Investor Relations	Stantec Media Relations
780-969-2018	780-917-7230
cora.klein@stantec.com	stephanie.smith2@stantec.com

Design with community in mind

Consolidated Statements of Financial Position

As at December 31	2018	2017
(In millions of Canadian dollars)	$	$
ASSETS
Current
Cash and cash equivalents	185.2	239.5
Cash in escrow	-	7.9
Trade and other receivables	878.1	816.1
Unbilled receivables	384.6	414.8
Contract assets	59.7	-
Income taxes recoverable	47.9	61.6
Prepaid expenses	56.8	54.3
Other assets	23.2	14.0
Total current assets	1,635.5	1,608.2
Non-current
Property and equipment	289.4	212.6
Goodwill	1,621.2	1,556.6
Intangible assets	247.7	262.4
Investments in joint ventures and associates	9.4	11.9
Net employee defined benefit asset	10.0	12.7
Deferred tax assets	21.2	23.2
Other assets	175.5	195.5
Total assets	4,009.9	3,883.1
LIABILITIES AND EQUITY
Current
Trade and other payables	567.2	704.6
Deferred revenue	174.4	187.4
Income taxes payable	2.9	11.0
Long-term debt	48.5	198.2
Provisions	42.4	28.1
Other liabilities	23.2	26.2
Total current liabilities	858.6	1,155.5
Non-current
Income taxes payable	15.9	18.3
Long-term debt	885.2	541.4
Provisions	78.2	68.1
Net employee defined benefit liability	68.6	44.8
Deferred tax liabilities	54.3	54.6
Other liabilities	140.4	101.1
Total liabilities	2,101.2	1,983.8
Shareholders’ equity
Share capital	867.8	878.2
Contributed surplus	24.8	21.5
Retained earnings	851.2	947.1
Accumulated other comprehensive income	163.1	49.5
Total shareholders’ equity	1,906.9	1,896.3
Non-controlling interests	1.8	3.0
Total liabilities and equity	4,009.9	3,883.1

Consolidated Statements of Income

Years ended December 31
	2018	2017
(In millions of Canadian dollars, except per share amounts)	$	$

Continuing operations
Gross revenue	4,283.8	4,028.7
Less subconsultant and other direct expenses	928.6	854.9

Net revenue	3,355.2	3,173.8
Direct payroll costs	1,540.0	1,411.9

Gross margin	1,815.2	1,761.9
Administrative and marketing expenses	1,438.2	1,407.7
Depreciation of property and equipment	50.1	52.2
Amortization of intangible assets	65.0	73.0
Net interest expense	28.7	25.9
Other net finance expense	5.7	7.1
Share of income from joint ventures and associates	(1.6)	(2.7)
Foreign exchange loss (gain)	2.7	(0.2)
Gain on disposition of a subsidiary	-	(54.6)
Other expense (income)	0.1	(10.0)

Income before income taxes and discontinued operations	226.3	263.5

Income taxes
Current	54.5	192.9
Deferred	0.5	(26.4)

Total income taxes	55.0	166.5

Net income for the year from continuing operations	171.3	97.0

Discontinued operations
Net loss from discontinued operations, net of tax	(123.9)	-

Net income for the year	47.4	97.0

Earnings (Loss) per share, basic and diluted
Basic
Continuing operations	1.51	0.85
Discontinued operations	(1.09)	-

Total basic and diluted earnings per share	0.42	0.85

Reconciliation of Non-IFRS Financial Measures

	Year Ended December 31		Quarter Ended December 31
(In millions of Canadian dollars, except per share amounts)	2018	2017	2018	2017

Net income from continuing operations	171.3	97.0	21.2	15.6
Add back:
Income taxes	55.0	166.5	2.6	23.0
Net interest expense	28.7	25.9	9.3	5.5
Depreciation and amortization	115.1	125.2	28.1	29.4
EBITDA from continuing operations	370.1	414.6	61.2	73.5

Add back (deduct) pre-tax:
Lease exit liability	12.8	-	12.8	-
Past service cost for pensions	4.7	-	4.7	-
Unrealized loss on investments held for self-insured liabilities	4.9	-	5.5	-
Rebalancing of investments held for self-insured liabilities	-	(6.7)	-	(6.7)
Gain on disposition of a subsidiary	-	(54.6)	-	-
Adjusted EBITDA from continuing operations	392.5	353.3	84.2	66.8

	Year Ended December 31		Quarter Ended December 31
(In millions of Canadian dollars, except per share amounts)	2018	2017	2018	2017

Net income from continuing operations	171.3	97.0	21.2	15.6
Add back (deduct) after-tax:

Amortization of intangible assets related to acquisitions(1)	28.8	43.0	7.3	11.0

Lease exit liability (2)	9.4	-	9.4	-

Past service cost for pensions(3)	3.5	-	3.5	-

Unrealized loss on investments held for self-insured liabilities(4)	3.6	-	4.1	-

US tax reform(5)	(10.0)	18.6	-	18.6

Tax expense on reorganization of legal entities(5)	-	3.2	-	(0.4)

Rebalancing of investments held for self-insured liabilities(6)	-	(5.1)	-	(5.1)

Gain on disposition of a subsidiary (7)	-	40.0	-	-
Adjusted net income from continuing operations	206.6	196.7	45.5	39.7

Weighted average number of shares outstanding - basic	113,733,118	113,991,507	113,142,068	113,951,072
Weighted average number of shares outstanding - diluted	113,822,318	114,352,920	113,158,097	114,498,677

Adjusted earnings per share from continuing operations
Adjusted earnings per share - basic	1.82	1.73	0.40	0.35
Adjusted earnings per share - diluted	1.82	1.72	0.40	0.35

See the Definitions section of Stantec’s 2018 Annual Report for a discussion of non-IFRS measures used. Construction Services operations are presented as discontinued operations. This table has been updated to include only continuing operation results.

(1)   The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended December 31, 2018, this amount is net of tax of $1.4 (2017 - $1.8). For the year ended December 31, 2018, this amount is net of tax of $10.6 (2017 - $13.6).

(2)   For the quarter and year ended December 31, 2018, this amount is net of tax of $3.4 (2017 - nil).

(3)   For the quarter and year ended December 31, 2018, this amount is net of tax of $1.2 (2017 - nil).

(4)   For the quarter ended December 31, 2018, this amount is net of tax of $1.4 (2017 - nil). For the year ended December 31, 2018, this amount is net of tax of $1.3 (2017 - nil).

(5)   Refer to the Income Taxes section in Stantec’s 2018 Annual Report for further details.

(6)   For the quarter and year ended December 31, 2018, this amount is net of tax of nil (2017 - $1.6).

(7)   This relates to the sale of Innovyze in 2017.

Quarterly Unaudited Financial Information

		2018				2017
(In millions of Canadian dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross revenue	1,083.9	1,086.6	1,092.0	1,021.3	977.4	1,000.9	1,046.3	1,004.1

Net revenue	835.6	847.5	863.3	808.8	749.9	787.5	831.7	804.7

Net income (loss) from continuing operations	21.2	55.9	57.6	36.6	15.6	43.3	99.1	(61.0)

Net (loss) income from discontinued operations, net of tax	(32.2)	(73.9)	(18.0)	0.2	(4.4)	2.9	(1.5)	3.0

Net (loss) income	(11.0)	(18.0)	39.6	36.8	11.2	46.2	97.6	(58.0)

Basic earnings (loss) per share

Continuing operations	0.19	0.49	0.51	0.32	0.14	0.38	0.87	(0.54)

Discontinued operations	(0.29)	(0.65)	(0.16)	-	(0.04)	0.03	(0.01)	0.03

Total basic (loss) earnings per share	(0.10)	(0.16)	0.35	0.32	0.10	0.41	0.86	(0.51)

Diluted earnings (loss) per share

Continuing operations	0.19	0.49	0.51	0.32	0.14	0.37	0.86	(0.54)

Discontinued operations	(0.29)	(0.65)	(0.16)	-	(0.04)	0.03	(0.01)	0.03

Total diluted (loss) earnings per share	(0.10)	(0.16)	0.35	0.32	0.10	0.40	0.85	(0.51)

Continuing operations

Adjusted net income	45.5	51.2	62.0	47.9	39.7	57.1	58.4	41.5
Adjusted basic and diluted EPS (note)	0.40	0.45	0.54	0.42	0.35	0.50	0.51	0.36

Construction Services operations are presented as discontinued operations. Prior period amounts have been restated to conform with the current year’s presentation. Gross and net revenue in 2018 were accounted for using IFRS 15 and IAS 11 prior to 2018. Adjusted net income and adjusted EPS are non-IFRS measures and are further discussed in the Definitions section of Stantec’s 2018 Annual Report.

Quarterly EPS and adjusted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and adjusted diluted EPS are also affected by the change in the market price of Stantec shares since the Company does not include in dilution options when the exercise price of the option is not in the money.

Reconciliation of Previously Reported Adjusted Measures

	2018			2017
(In millions of Canadian dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Adjusted net income - continuing operations	51.2	62.0	47.9	39.7	57.1	58.4	41.5
Add back (deduct) after-tax:
Corporate costs	2.8	2.4	3.2	5.9	(0.8)	3.7	2.3
Change in adjusted definition	14.4	1.3	(1.3)	0.3	0.1	-	0.1
Previously disclosed adjusted net income - Consulting Services (note)	68.4	65.7	49.8	45.9	56.4	62.1	43.9
Previously disclosed adjusted diluted EPS - Consulting Services (note)	0.60	0.58	0.44	0.40	0.50	0.54	0.37

Stantec’s continuing operations now solely comprises its Consulting Services business. Certain corporate costs, which have historically been allocated to Construction Services, are now required to be classified with continuing operations. As such, the table above reconciles adjusted net income and adjusted diluted earnings per share presented for continuing operations to previously disclosed results for Consulting Services. The results for Q1 17, Q4 17, and Q1 18 have not previously been disclosed. The change in adjusted definition for Q3 18 included a $10.0 million US tax recovery adjustment.